Exhibit 99.1

GDS Announces Results of Annual General Meeting of Shareholders
and of Additional Meetings of Shareholders

Shanghai, China, June 5, 2023 -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced that it held its annual general meeting of shareholders of the Company (the “2023 AGM”) on June 5, 2023. The Company also held meetings of the holders of the class A ordinary shares (the “2023 Class A Shareholders Meeting”), the holders of the preferred shares (the “2023 Preferred Shareholders Meeting”) and the holders of the class B ordinary shares (the “2023 Class B Shareholders Meeting”) on June 5, 2023.

2023 AGM

Each of the resolutions submitted to the shareholders for approval at the 2023 AGM has been approved. Specifically, the shareholders of the Company passed special resolutions approving:

1.	Approval of the amendments to thresholds for Mr. William Wei Huang’s beneficial ownership specified in certain articles of the Company’s Articles of Association to reflect such amendments as detailed in Proposal 1 of the proxy statement, and the approval and adoption of the amended and restated Articles of Association (the “New Articles”) in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect after the close of the 2023 AGM;

2.	Approval of the further amendment and restatement of the Company’s Articles of Association to reflect such amendments as detailed in Proposal 2 of the proxy statement, and the approval and adoption of the New Articles relating to Proposal 2 in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect after the close of the 2023 AGM; and

3.	Approval of the further amendment and restatement of the Company’s Articles of Association to reflect such amendments as detailed in Proposal 3 of the proxy statement, and the approval and adoption of the New Articles relating to Proposal 3 in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect after the close of the 2023 AGM; approval of the amendment of the Company’s Memorandum of Association to increase of the Company’s authorised share capital by the creation of an additional 1,500,000,000 Class A ordinary shares, and other relevant changes to the Company’s Memorandum of Association to reflect such amendments as detailed in the proxy statement (the “New Memorandum of Association”) and the approval and adoption of the New Memorandum of Association in substitution for and to the exclusion of the existing Memorandum of Association of the Company with immediate effect after the close of the 2023 AGM.

The shareholders of the Company also passed ordinary resolutions approving:

4.	Re-election of Mr. Gary J. Wojtaszek as a director of the Company;

5.	Re-election of Mr. Satoshi Okada as a director of the Company;

6.	Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2023;

7.	Authorization of the Board of Directors of the Company to approve allotment or issuance, in the 12-month period from the date of the 2023 AGM, of ordinary shares or other equity or equity-linked securities of the Company up to an aggregate thirty per cent. (30%) of its existing issued share capital of the Company at the date of the 2023 AGM, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company); and

8.	Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

2023 Class A Shareholders Meeting

The resolution submitted to the holders of the class A ordinary shares (the “Class A Shareholders”) for approval at the 2023 Class A Shareholders Meeting has been approved. Specifically, the Class A Shareholders passed a special resolution approving:

1.	Approval of the amendments to thresholds for Mr. William Wei Huang’s beneficial ownership specified in certain articles of the Company’s Articles of Association to reflect such amendments as detailed in Proposal 1 of the proxy statement (the “New Articles”), and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect after the close of the 2023 Class A Shareholders Meeting.

2023 Preferred Shareholders Meeting

The resolution submitted to the holders of the preferred shares (the “Preferred Shareholders”) for approval at the 2023 Preferred Shareholders Meeting has been approved. Specifically, the Preferred Shareholders passed a special resolution approving:

1.	Approval of the amendments to thresholds for Mr. William Wei Huang’s beneficial ownership specified in certain articles of the Company’s Articles of Association to reflect such amendments as detailed in Proposal 1 of the proxy statement (the “New Articles”), and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect after the close of the 2023 Preferred Shareholders Meeting.

2023 Class B Shareholders Meeting

The resolution submitted to the holders of the class B ordinary shares (the “Class B Shareholders”) for approval at the 2023 Class B Shareholders Meeting has been approved. Specifically, the Class B Shareholders passed a special resolution approving:

1.	Approval of the amendments to thresholds for Mr. William Wei Huang’s beneficial ownership specified in certain articles of the Company’s Articles of Association to reflect such amendments as detailed in Proposal 1 of the proxy statement (the “New Articles”), and the approval and adoption of the New Articles in substitution for and to the exclusion of the existing Articles of Association of the Company with immediate effect after the close of the 2023 Class B Shareholders Meeting.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited